April 16, 2003



Securities and Exchange Commission
450 - 5th Street, NW
Washington, D.C. 20549


     RE: Biopure Corporation Registration Statement No. 333-103610, Post-Effective Amendment Filed April 11, 2003


Ladies and Gentlemen:

          Biopure Corporation hereby requests withdrawal of its Post-Effective Amendment No. 2 filed with the Securities and Exchange Commission on April 11, 2003 for the purpose of correcting certain errors and further requests that such withdrawal be effective immediately.

          If you need to contact me, my direct telephone number is (617)
234-6511.

                                         Very truly yours,

                                         /s/ Jane Kober

                                         Jane Kober
                                         Senior Vice President - General Counsel